EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income	$1,342,612	$1,855,558	$1,624,327	$1,025,713	$508,387
Add: Fixed charges	97,103	60,883	86,104	155,118	325,119
Earnings available for fixed charges	$1,439,715	$1,916,441	$1,710,431	$1,180,831	$833,506

Fixed charges:
Interest expense on all debt	$97,103	$60,883	$86,104	$155,118	$325,119
Total fixed charges	$97,103	$60,883	$86,104	$155,118	$325,119

Ratio of income to fixed charges	14.83	31.48	19.86	7.61	2.56